

August 31, 2012

Anthony E. Malkin
Chairman, Chief Executive Officer and President
Empire State Realty Trust, Inc.
One Grand Central Place
60 East 42nd Street
New York, New York 10165

> **Re: Empire State Realty Trust, Inc.**
> **Amendment No. 3 to Registration Statement on**
> **Form S-4**
> **Filed August 13, 2012**
> **File No. 333-179486**

Dear Mr. Malkin:

We have reviewed your registration statements and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statements and the information you provide in response to these comments, we may have additional comments.

General

1.   We note your response to comment 3 of our letter dated July 31, 2012. As stated in that comment, Item 911(a)(4) of Regulation S-K requires the filing of all reports received from an outside party which are materially related to the transaction, without exception for preliminary or draft reports, or for materials that were not ultimately relied on by the sponsor. Accordingly, please file as exhibits to your registration statement all of the schedules and work papers you provided to us as supplemental information, as well as the actual property appraisals for the subject LLCs and all similar appraisals and materials relating to the private entities. To the extent that these reports present findings or conclusions that are materially different from those already appearing in your prospectus, please summarize those differences in your prospectus. Finally, please include the legend

required by Item 911(a)(3) of Regulation S-K with respect to all filed reports, appraisals and opinions.

2.   We note your response to comment 4 of our letter dated July 31, 2012 and reissue the comment. Given that the supervisor can implement the buyout even if neither transaction is consummated, please provide your analysis under Rule 13e-3 with respect to a stand-alone buyout. In other words, provide an analysis as to whether a stand-alone buyout has a reasonable likelihood or a purpose of producing any of the effects described in Rule 13e-3(a)(3)(ii). As requested, please also briefly disclose the circumstances under which the supervisor may choose to abandon or postpone the transaction.

3.   We note your letter to shareholders dated July 2, 2012, filed as soliciting material under Rule 14a-12 and the following disclosure:

> *Helmsley Estate Sale of its Interests*
> If the consolidation and IPO do not proceed, it is important for you to understand that the executors of the Estate of Leona Helmsley will be <u>required</u> to sell the Helmsley interests in Associates' operating lessee. The Malkin Holdings group will retain its blocking interest in Associates' operating lease, thereby creating the potential for stalemate in the operating lessee. Thus, the status quo is <u>not</u> an option.

Where appropriate in the S-4, please clarify what you mean by the Malkin Holdings group's blocking interest. Please also clarify in the S-4 what you mean by the "potential for stalemate" and clarify why the "status quo is not an option."

4.   We note your letter to shareholders dated August 6, 2012, filed as soliciting material under Rule 14a-12, and the disclosure under the heading: "Why doesn't ESBA buy the Helmsley estate interest? Wouldn't it be easy for ESBA to get a loan and do this itself?" Please revise the S-4 where appropriate to explain why it is not feasible for ESBA to purchase the Helmsley interest. Please discuss in the S-4 the consideration of all the different alternatives mentioned in this letter, including an ESB-only REIT and borrowing money to purchase the Helmsley interest.

5.   Please provide us with a legal opinion that clearly supports your disclosure that the fiduciary duty owed by the supervisor to the members of the subject LLCs also flows to the participants.

<u>Questions and Answers about the Consolidation, page 1</u>

<u>How was the value of my participation interest determined? page 6</u>

6.   When discussing that the fair market value of the consideration that a participant will receive will not be known until the pricing of the IPO, please clearly disclose that the

pricing of the IPO will occur after the participants vote upon the approval of the consolidation. Also revise accordingly the first risk factor in the Risk Factor section on page 83.

Voting Procedures for the Consolidation Proposal and the Third-Party Portfolio Proposal, page 73

7.   Please clarify the procedures for returning the consent form and changing a vote. Please tell us whether investors may submit a consent or change a vote by telephone, email or facsimile to MacKenzie. Also discuss whether confirmation of this may be delivered by telephone, email or facsimile instead of mail. Please revise the second paragraph on page 74 and the disclosure on pages 280-281, if appropriate. Lastly, please tell us whether you have the ability to extend the 10 day period for participants to change their votes after the supermajority consent, and if so, under what circumstances would such an extension be made.

8.   In the last full paragraph on page 74, please clarify, if accurate, that a participant's interests are subject to the buyout if their participating group approves the proposals, even if the other participating groups in the same LLC do not approve the proposals. Please make this same revision to the relevant Q&A sections on pages 5 and 9.

Risk Factors, page 83

Actual distribution levels to stockholders in the first year following the IPO …, page 86

9.   Please revise the subheading to eliminate the reference to the first year following the IPO. We note that the text of the risk factor does not include a similar limitation.

Chronology of the Consolidation, page 143

10.   We note your response to comment 14 of our letter dated July 31, 2012, as well as your revised disclosure on page 147. Please expand this disclosure to identify the other members of the Wein Group, as well as the "certain significant investors," and provide the substance and date of each discussion. See Item 907 of Regulation S-K.

The Supervisor's Reasons for Proposing the Consolidation, page 148

Comparison of Distributions by the Subject LLCs and the Company, page 160

11.   Please revise the tables on pages 160-161 to include distribution information for the first quarter of 2012. In this regard, we note that the estimated distribution by the company on page 163 includes such information.

Distributions by the Company, page 161

12.   In the table on page 163, please include the initial distributions in dollar amounts and not as distribution rates. Also include a payout ratio based on the estimated cash available for distributions.

13.   Please expand the footnotes of the table on page 163 to address the line item "Add: Net effects of lease in-place adjustments to tenant leases." Explain what this represents and how it was calculated.

14.   Please expand footnote (11) to show how you calculated this adjustment. Also, clarify why the amount is not included above "Estimated cash flow from operating activities for the 12 months ending March 31, 2013" since it appears to relate to interest expense or revise accordingly.

15.   Please clarify if you intend to use estimated financing to fund a shortfall in coverage. If so, please revise to clarify and show the cash available for distribution before applying this estimated financing.

Recommendation and Fairness Determination, page 165

Material Factors Underlying Belief to Fairness, page 167

16.   We note your disclosure in paragraph 7 "Cash Available for Distribution Before and After the Consolidation" on page 169. In this paragraph, you state that "the supervisor believes the consolidation will be accomplished without materially decreasing the aggregate cash available from operations otherwise payable to you and other participants." Please revise to state clearly whether you believe there will be less cash available from operations for distributions in the first year or longer period following the consolidation. Please reconcile this with your disclosure on page 151 regarding growth potential and greater potential for increased distributions. Also revise the Risk Factor section to address this specific risk as applicable.

The Consolidation, page 172

Principal Components of the Consolidation, page 172

17.   We note that the securities in the offering will be issued to the subject LLCs which in turn will distribute the securities to the participants in the subject LLCs. Please discuss whether the subject LLCs will distribute such securities to the participants through the agents. Also discuss whether the distribution of the securities will be a liquidating distribution of the subject LLCs. In addition, here or elsewhere in the prospectus, please discuss in greater detail the liquidation of the subject LLCs.

Subsequent Modifications to Offering Terms, page 198

18.   We note the language on page 198, stating that the subject LLC's agreement to participate in the consolidation will not be affected by material changes to the disclosure. Please provide us your analysis of whether you would be required to resolicit proxies if the terms of the transaction were to materially change, and revise this disclosure as necessary.

Third-Party Portfolio Proposal, page 200

19.   When discussing the private entities, please clarify that the operating lessees would participate in the sale as applicable.

Voluntary Pro Rata Reimbursement Program for Expenses of Legal Proceedings with Former Property Manager and Leasing Agent, page 202

20.   We note your revised disclosure on page 203 in response to comment 17 of our letter dated July 31, 2012, particularly the amounts the supervisor and Peter Malkin would have been entitled to receive, as of March 31, 2012, out of the proceeds of the IPO. Please clarify whether these amounts assume 100% participation in the voluntary pro rata reimbursement program and explain why these amounts are greater than each LLC's share of the aggregate voluntary reimbursement, which is disclosed in footnote (2) on page 204.

21.   Please revise the disclosure in bold at the bottom of page 204 to clarify, if applicable, that one's consent, withheld consent, or failure to consent to the voluntary pro rata reimbursement program will not result in the buyout of one's participation interests.

22.   We note your response to comment 19 of our letter dated July 31, 2012. In your response you state that "the value of Empire State Building Associates L.L.C.'s interest was increased by the present value of lease payments under the ground lease that had been payable by Empire State Building Associates L.L.C. to the fee owner." Since the increase of this value appears to affect only the interests held by ESBA, please advise us how the acquired residual interest in the property held by ESBA is not viewed as having any material additional value as discussed in the fourth full bullet point on page 208. Please further advise how this is consistent with the 50/50 allocation.

Exchange Value and Allocation of Operating Partnership Units and Common Stock, page 223

23.   We note your revised disclosure in response to comment 24 of our letter dated July 31, 2012. However, the actual valuation methodology used to assign value to the override interests is still unclear. Please revise. For example, did you use discounted cash flow analysis to value the overrides? If so, what was the total override amount for each LLC before discounting, and how many years of future fees does this amount represent.

Results of Operations, page 307

Year Ended December 31, 2011 Compared To Year Ended December 31, 2010, page 310

Other Income and Fees, page 311

24. We continue to consider your response to comment 26 of our letter dated July 31, 2012. We note that you only addressed the materiality on the historical financial statements of the Predecessor. Please further tell us how you considered the materiality on the pro forma financial statements.

Unaudited Pro Forma Financial Information, page F-5

25. We continue to consider your accounting treatment for the formation transactions, including but not limited to, the determination of which entities are controlled by the Sponsors, the identification of the accounting acquirer, and the application of business combination accounting.

26. Please revise your footnote presentation of the balance sheets and income statements for the 4 non-controlled entities in conjunction with your purchase accounting disclosure, to present the historical balance sheets and income statements for each entity, along with adjusting entries to get to the fair value balance sheets and income statements.

27. We note your response to comment 30 of our letter dated July 31, 2012. Although the consolidation is conditioned upon the closing of the IPO, we continue to question the reasonableness of your accounting for the costs directly related to the consolidation as incremental costs of the IPO. Please identify which of the costs disclosed on page 238 are directly attributable to the consolidation; address each type of cost (i.e., appraisals, legal, accounting, etc.) separately. We note that your Form S-4 relates to the approval of the consolidation while your Form S-11 is for your proposed initial public offering. Furthermore, we note that you were able to identify which costs related specifically to the acquisition of the non-controlled entities. Thus, it appears that you should be able to identify which costs relate specifically to the consolidation. Also, clarify the amount of Pre-Formation Costs that have been included in general and administrative expenses.

28. It is still unclear why you do not believe that either the costs recognized as general and administrative expenses or those costs that have been deferred as a cost of the IPO should be treated as roll-up expenses under Item 914 of Regulation S-K. Since this is a roll-up transaction, we do not understand why the costs incurred to effectuate the transaction would not be considered to be roll-up expenses regardless if an IPO will occur in conjunction with the roll-up transaction. Please explain the basis for your conclusion further or identify which costs are roll-up expenses to comply with Item 914 of Regulation S-K.

1. Adjustment to the Pro Forma Condensed Consolidated Balance Sheet:

Adjustment (C), page F-16

29.   We note that you do not have any historical data on renewals of leases with below-market renewal rates to rely upon. Please further quantify the amount of below-market leases for which you did not record or assume renewals due to your threshold percentage.

2. Adjustments to the Pro Forma Condensed Consolidated Statements of Income, page F-21

30.   We have reviewed your response to comment 36 of our letter dated July 31, 2012 and note that you plan to adjust for amounts based on reasonable estimates. Also, it appears that you do not have any agreements currently in place related to the amounts. Thus, it does not appear that these amounts are factually supportable; please remove the adjustment or advise.

Exhibits

Draft Legal Opinion for the Form S-4

31.   We note your assumption in the third paragraph that "holders of such Operating Partnership Units as limited partners in the Operating Partnership do not participate in the control of the business of the Operating Partnership." Please advise us as to why you believe this assumption is appropriate.

Draft Tax Opinion for the Form S-4

32.   Please revise to address in this opinion, or address in a separate opinion, the tax deferred treatment of the receipt of operating partnership units, as well as the receipt of operating partnership units plus a limited Class A amount. We note your related disclosure in section (ii) at the bottom of page 14, as well as in your disclosure beginning on page 473.

33.   We note that counsel relied on the accuracy of the representations contained in the Certificate of Representations. Please revise to clarify that counsel relied only on factual representations of the company and the Operating Partnership.

Draft Tax Opinion for the Form S-11

34.   We note that counsel relied on the accuracy of the representations contained in the Certificate of Representations. Please revise to clarify that counsel relied only on factual representations of the company and the Operating Partnership.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statements as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. Please allow adequate time for us to review any amendments prior to the requested effective date of the registration statements.

You may contact Eric McPhee at (202) 551-3693 or Jessica Barberich, Assistant Chief Accountant, at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters. Please contact Angela McHale at (202) 551-3402 or David L. Orlic, Special Counsel, Office of Mergers and Acquisitions, at 202-551-3503 with any other questions. If you require further assistance you may contact me at (202) 551-3233.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Branch Chief